UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____
Commission File Number: 1-4105

Bausch & Lomb 401(k) Account Plan
(Full Title of the Plan)

Bausch & Lomb Incorporated One Bausch & Lomb Place Rochester, New York 14604-2701 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Bausch & Lomb 401(k) Account Plan
Index to Financial Statements and Schedule	Page 1

Page
Financial Statements:
Reports of Independent Registered Public Accounting Firms	2-3
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	5
Notes to Financial Statements	6-15
Supplemental Schedule:*
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	1-2
Exhibit Index
EX-23 Consent of Insero & Company CPAs, P.C.
EX-24 Consent of PricewaterhouseCoopers LLP

*****

*Note:   Other schedules required by Section 2520.103 - 10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Bausch & Lomb 401(k) Account Plan

We have audited the accompanying statement of net assets available for benefits of Bausch & Lomb 401(k) Account Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bausch & Lomb 401(k) Account Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustment to the December 31, 2005 statement of net assets available for benefits to retrospectively adopt Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, as described in Note 2.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the December 31, 2005 statement of net assets available for benefits of the Plan other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2005 statement of net assets available for benefits taken as a whole.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 28, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Bausch & Lomb 401(k) Account Plan

In our opinion, the accompanying statement of net assets available for benefits, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, presents fairly, in all material respects, the net assets available for benefits of the Bausch & Lomb 401(k) Account Plan (the “Plan”) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retroactively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those adjustments were audited by other auditors.

PricewaterhouseCoopers LLP

Rochester, New York
June 29, 2006

Bausch & Lomb 401(k) Account Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005	Page 4

	December 31, 2006	December 31, 2005
Assets
Investments, at fair value	$446,742,911	$413,428,831

Wrapper contract, at fair value	360,635	522,655
Participant loans	9,083,451	8,809,360

Total investments	456,186,997	422,760,846

Employer contributions receivable	725,923	-
Non-interest bearing cash	12,789	877,508
Accrued interest and dividends receivable	210,972	199,255

Total assets	457,136,681	423,837,609

Liabilities
Payables for pending trade purchases	698,708	-
Total liabilities	698,708	-
Net assets available for benefits at fair value	456,437,973	423,837,609

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	676,072	900,729

Net assets available for benefits	$457,114,045	$424,738,338

The accompanying notes are an integral part of these financial statements.

Bausch & Lomb 401(k) Account Plan
Statement of Changes in Net Assets Available for Benefits	Page 5

For the Year Ended December 31, 2006
Additions
Additions to net assets attributed to:
Contributions:
Participants (Including rollover contributions)	$23,257,298
Employer	27,044,800
Total contributions	50,302,098

Investment income:
Interest/dividends	24,960,394
Total investment income	24,960,394

Total additions	75,262,492

Deductions
Deductions from net assets attributed to:
Net depreciation in fair value of investments	9,802,862
Participant expenses	47,123
Benefits paid to participants	33,036,800

Total deductions	42,886,785

Net increase	32,375,707

Net assets available for benefits:
Beginning of year	424,738,338

End of year	$457,114,045

The accompanying notes are an integral part of these financial statements.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 6

1.          Description of Plan

The Plan is a defined contribution plan covering substantially all U.S. employees of Bausch & Lomb Incorporated (the "Company").  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General
The following description of the Plan provides only general information.  Participants should refer to the Plan’s Summary Plan Description and Plan Document for a more complete description of the Plan’s provisions.

Fidelity Investment Management (“Fidelity”) acts as the trustee and recordkeeper of the Plan.

Participant Contributions
Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 hours per Plan year.  The allowable employee contribution ranges from 1 percent to 50 percent of eligible pre-tax compensation.  A participant may also elect to contribute an additional 1 percent to 6 percent of eligible compensation on an after-tax basis.  Participants age 50 and over, or those turning 50 during the Plan year, are eligible to make catch-up contributions on a pre-tax basis.  In no event may the participant’s rate of pre-tax savings contributions when added to the rate of after-tax savings contributions exceed 56 percent of eligible compensation.  In addition, each participant may contribute rollover contributions received in a lump sum from another qualified plan.  Contributions are subject to certain limitations.

Company Contributions
For all participants of the Plan, the Company is required to match each participant's contribution, at an amount equal to 150 percent of the first 5 percent of each participant’s pre-tax savings contributions.  Additionally, for all participants of the Plan, the Company provides a base contribution of 2.5 percent of a participant’s eligible compensation whether the employee chooses to contribute or not.  Certain long service employees will receive a larger base Company contribution, based on age and years of service.  All Company contributions are initially invested in Bausch & Lomb Incorporated Common stock.  After each employer contribution is deposited to a participant’s account, the contribution may be transferred to another available Plan investment at any time, therefore the Plan does not have non-participant directed investments.

Plan Administrator
The Plan is administered by the Employee Benefits Administration Committee (the "Committee"), which is appointed by the Board of Directors of the Company.

Participant Accounts
Individual accounts are maintained for each Plan participant to reflect the participant’s contributions, Company contributions, administrative expenses and participant withdrawals.  Income and loss is allocated to the participants’ accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 7

Vesting
Participants are always 100 percent vested in their own contributions to the Plan plus earnings thereon.

Employees hired prior to January 1, 2005 are 100 percent vested and entitled to the full dollar value of the Company base and matching contributions.

Employees hired on or after January 1, 2005 become 100 percent vested in the Company base and matching contributions after three years of service.  Forfeitures shall be applied towards the Company’s current or future contribution requirements.  At December 31, 2006 and 2005, forfeited non-vested accounts totaled $71,355 and $10,878, respectively.  The Plan allows for participant’s forfeited balances to be reinstated in the event that a participant is reemployed with the Company within five years of the initial termination date.  Therefore forfeitures are not applied towards Company contributions until five years after an employee’s termination.

Administrative Expenses
Certain administrative expenses, such as trustee, custodian and investment manager fees, are paid by the Plan and are netted against investment income (loss).  Certain other administrative expenses such as legal, recordkeeping and accounting services are provided at the expense of the Company.

Participant Loans
Plan participants may borrow up to one-half of their account balance, excluding the participant’s original plan account and after-tax savings, not to exceed $50,000.  Participants’ loans are secured by their account balances.  Loan terms range from one to five years.  The interest rate on such loans is determined by the Committee based on prevailing market interest rates at the time the loan is approved.  For loans taken during 2006 and 2005, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the loan application (9.25 percent and 8.25 percent effective rates at December 31, 2006 and 2005, respectively).

Payment of Benefits
On termination of service due to death, disability, or retirement, the value of the participant’s vested interest in his or her account may be distributed as either a lump-sum payment or via partial distributions requested at the discretion of the participant.  Benefits are subject to potential personal income tax and, in certain circumstances, other penalties.

Participants may withdraw all or part of their after-tax contributions and any accumulated interest while still working at the Company.  Pre-tax contributions may be withdrawn without penalty, provided the participant is still employed and is age 59 1/2 or older, or when an employee is separated from the Company due to early retirement at age 55 or older.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participant accounts will become 100 percent vested.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 8

2.           Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are recorded on the accrual basis of accounting.  Benefits are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The plan invests in an individual investment contract, along with investment contracts held in a common/collective trust.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market volatility and credit risk.  Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation
The Plan invests in mutual funds, equity securities or debt instruments which are presented at fair value based on the quoted market price of the fund which represents the net asset value for mutual fund shares held by the Plan at year end or quoted market prices for equity securities or debt instruments.

The Plan also includes an investment in a common/collective trust fund.  The investment in the common/collective trust fund is valued based on information reported by the investment advisor using the fair value per the audited financial statements of the common/collective trust.

Loans to participants are valued at cost, which approximates fair value.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 9

The Plan also holds a synthetic investment contract.  Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can execute transactions at contract value.  Individual assets of the synthetic contract are valued at representative quoted market prices.  The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

Purchase and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Depreciation in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains and losses and the net unrealized appreciation or depreciation on those investments.

3.          Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31, 2006	December 31, 2005

Bausch & Lomb Incorporated Common Stock*	$85,510,841	$105,755,201
Fidelity MIPII Class 2 Common/Collective Trust*	56,136,683	59,550,902
Fidelity Equity Income Fund*	47,263,251	38,900,151
Fidelity Contrafund Incorporated Fund*	45,644,493	39,701,712
Fidelity Diversified International*	37,269,900	23,792,890
Fidelity Puritan Fund*	32,719,390	28,354,261
Fidelity Spartan US Equity Index Fund*	27,070,438	24,253,997
* Denotes party-in-interest.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during this year) depreciated in value by $9,802,862 as follows:

Bausch & Lomb Incorporated Common stock*	$(24,509,614)
Mutual funds*	14,706,752
$(9,802,862)
* Denotes party-in-interest

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 10

Investment Contracts  The Bausch & Lomb Income Fund (the “fund”) is a stable value investment option within the plan.  This fund consists of the investment in the Fidelity MIPII Class 2 Common/Collective Trust and a synthetic investment contract.  The synthetic investment contract includes underlying investments in FNMA Bonds (the “covered assets”) and a wrap contract.  This wrap contract is an agreement with the Monumental Life Insurance Company (“Monumental”), to pay the fund the difference between the contract value and the market value of the covered assets in the event that the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund’s shares) during a time when the market value of the covered assets is below its contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund’s expenses.

Information regarding the averaged yields for the fund is as follows:

	For the year ended December 31, 2006	For the year ended December 31, 2005
Based on actual earnings	5.11%	4.86%
Based on interest rate credited to participants	4.16%	3.64%

The total contract value of the synthetic investment contract was $16,865,662 and $16,550,824 at December 31, 2006 and 2005, respectively.  The value of the wrap contract was $360,635 and $522,655 at December 31, 2006 and 2005, respectively.

The wrap contract accrues interest using a formula called the “crediting rate.” The wrap contract uses the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the covered asset’s current yield to maturity for a period equal to the covered asset’s duration.  The crediting rate is the discount rate that equates the estimated future market value with the covered asset’s current contract value. Crediting rates are reset quarterly. The wrap contract provides a guarantee that the crediting rate will not fall below 0%.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 11

The crediting rate, and hence the covered asset’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the covered assets depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund’s yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contract purchased by the fund are designed to pay all participant-initiated transactions related to the covered assets at contract value. Participant-initiated transactions are those transactions allowed by the Plan (including withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cashflow.
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.
•
Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 12

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the fund directly to a competing option.

At this time, the Plan Administrator does not believe that the occurrence of any of these events is probable.

Monumental may terminate a wrap contract at any time by giving 30 days notice. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. Monumental may also terminate a wrap contract if Fidelity’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

As described in Note 2, because synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

4.          Federal Income Tax

   The Plan received a favorable determination letter dated February 21, 1995 from the Internal Revenue Service (the "IRS"), stating that the Plan, as then designed, was a qualified plan in accordance with applicable sections of the Internal Revenue Code (the "Code") and its corresponding trust is exempt from taxation.  On August 9, 2001, the Plan Administrator applied for a new determination letter prompted by a series of changes in the Code that affect qualified retirement plans.  The Plan received a favorable determination letter dated November 18, 2002, stating that the Plan, as amended, continues as a qualified Plan, in accordance with the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and Plan's benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 13

5.         Transactions with Related Parties

Certain participant contributions and all Company contributions are invested in the Company's Common stock.  During the Plan year ended December 31, 2006, transactions involving the Plan and shares of the Company’s Common stock included share purchases in the amount of $28,261,254, shares sold in the amount of $25,692,511, net investment depreciation of $24,509,614 and dividend income of $832,437.  The total value of the Plan’s investment in the Company’s Common stock was $85,510,841 at December 31, 2006 and $105,755,201 at December 31, 2005.  Certain administrative expenses such as legal and accounting services are also provided at the expense of the Company.  These transactions involving the Company qualify as party-in-interest.  As of December 23, 2005, no participant contributions were allowed to be invested in the Company’s Common stock.

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee, custodian and record keeper as defined by the Plan, and therefore, these transactions with Fidelity are deemed to be party-in-interest transactions.  During the year ended December 31, 2006, the Plan also paid Fidelity $48,136 of participant expenses directly out of participant’s accounts.  These expenses consisted primarily of loan setup fees and loan recordkeeping fees.

Participant loans are also considered party-in-interest transactions.

6.       Record Keeper Error

On November 30, 2005, a change was made to the Bausch & Lomb Income Fund.  When updating its systems to account for this change, Fidelity made a program coding error.  As a result of this error, employer match contributions made after November 30, 2005 for certain participants were inadvertently allocated to the wrong fund.  This misallocation was identified in January 2006 and all participants’ accounts that were impacted by the error were subsequently adjusted to move the misallocated funds to the correct investment options.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 14

7.       Pending Lawsuits

There is a consolidated ERISA class action, entitled In re Bausch & Lomb Incorporated ERISA Litigation, Case Nos. 06-cv-6297 (master file), 06-cv-6315, and 06-cv-6348, pending in the Federal District Court for the Western District of New York, Rochester Division, against the Company and certain present and former officers and directors. Initially, three separate actions were filed between April and May of 2006 in the Federal District Court for the Southern District of New York, and these were later transferred to the Western District of New York and consolidated into the above-captioned matter. Plaintiffs in these actions purport to represent a class of participants in the Company's defined contribution 401(k) Plan for whose individual accounts the plan held an interest in Company stock between May 25, 2000 and the present. Among other things, plaintiffs allege that the defendants breached their fiduciary duties to plan participants by allowing the plan to invest in Company Common stock despite the fact that it was allegedly artificially inflated due to the failure to disclose negative information relating to the Company's Brazilian and Korean subsidiaries, internal controls, and problems with MoistureLoc. Plaintiffs seek unspecified damages as well as certain declaratory and injunctive relief. On August 28, 2006, the Court entered an order appointing co-lead plaintiffs and co-lead plaintiffs' counsel. Pursuant to a stipulated schedule ordered by the Court, plaintiffs in the consolidated ERISA action will have until 10 days after a consolidated amended complaint is filed in the consolidated securities action described above, to file a consolidated amended complaint.  The Company’s liability, if any, cannot be determined at this time.

8.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2006:

2006
Net Assets Available for Benefits Per the Financial Statements	$457,114,045
Adjustment from contract value to fair value for interest in investment contracts relating to fully benefit- responsive investment contracts	(676,072)

Net Assets Available for Benefits Per The Form 5500	$456,437,973

Net Increase In Net Assets Available for Benefits Per the Financial Statements	$32,375,707

Less: Adjustment from contract value to fair value for interest in investment contracts relating to fully benefit- responsive investment contracts	(676,072)
Net Income per The Form 5500	$31,699,635

9.       Reclassification

To conform with financial statement groupings in 2006, certain items reported in 2005 have been reclassified for comparative purposes.  This reclassification has no effect on net assets available for benefits or changes therein for 2005.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005	Page 15

10.        Subsequent Event

Merger Agreement with Warburg Pincus On May 16, 2007 the Company entered into a definitive merger agreement with affiliates of Warburg Pincus in a transaction valued at approximately $4.5 billion, including approximately $830 of debt. Under the terms of the agreement, Warburg Pincus will acquire all the outstanding shares of the Company's Common stock for $65.00 per share. The transaction is subject to customary closing conditions, including the approval of the Company shareholders and regulatory approvals. Closing is not subject to any financing condition. A Special Committee of the Company's Board of Directors may solicit superior proposals from third parties through July 5, 2007. If a superior proposal leads to the execution of a definitive agreement, the Company would be obligated to pay a $40 break-up fee to Warburg Pincus.

Bausch & Lomb 401(k) Account Plan
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
December 31, 2006		Page 1

Security Description/Asset ID	Shares/Par Value	Current Value

Corporate Stock – Common	1,642,544	85,510,841
United States – USD
BAUSCH & LOMB (CUSIP: 071707103*)
Total Corporate Stock – Common		85,510,841

Loans to Participants
PARTICIPANT LOANS FOR THE BAUSCH & LOMB SAVING TRUST (CUSIP: 999919418*)	9,083,451	9,083,451
(INTEREST RATES 5.0 percent – 10.0 percent and maturity dates January 2007 – December 2011)
Total Loans to Participants		9,083,451

Value of Interest in Synthetic Guaranteed Investment Contract
FNMA Bond, 4.5 percent, Due 10/15/08 (CUSIP: 31359MZH9)	9,095,000	9,100,257
FNMA Bond, 5.0 percent, Due 9/15/08 (CUSIP: 31359Mx40)	7,305,000	7,404,423
Monumental Life Insurance Wrapper		360,635
Non-interest bearing cash		347

Total Value of Interest in Synthetic Guaranteed Investment Contract		16,865,662

Value of Interest in Common/Collective Trust
FIDELITY MIPII CLASS 2*	56,136,683	56,136,683
Total Value of Interest in Common/Collective Trust		56,136,683

* Denotes party-in-interest

Bausch & Lomb 401(k) Account Plan
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
December 31, 2006	Page 2

	Shares/Par Value	Current Value
Value of Interest in Mutual Funds
MFO FID EQTY INC FD SH BEN INT CUSIP: 316138106*	807,229	47,263,251
MFO FIDELITY CONTRAFUND INC OPEN END FD CUSIP: 316071109*	700,069	45,644,493
MFO FIDELITY INVT TR DIVERSIFIED INTL FDOPEN END FD CUSIP: 315910802*	1,008,658	37,269,900
MFO FIDELITY PURITAN PD OPEN END PD CUSIP: 316345107*	1,638,427	32,719,390
MFO FIDELITY SPARTAN US EQTY INDEX RD OPEN END FD CUSIP: 315911206*	539,467	27,070,438
MFO FIDELITY VALUE FD OPEN END FD 316464106*	198,211	15,975,826
MFO FIDELITY MAGELLAN PD INC OPEN END FD CUSIP: 316184100*	149,836	13,413,333
MFO FIDELITY OTC PORTFOLIO OPEN END FD CUSIP: 316389105*	285,452	11,806,297
MFO FIDELITY MID CAP STK FD 316128404*	364,776	10,629,564
MFO FIDELITY SMALL CAP STK FD 315912501*	499,933	9,503,725
MFO FIDELITY LOW PRICED STOCK FUND 316345305*	167,254	7,282,220
MFO FID INSTL INVS TR FREEDOM 2030 FD CUSIP: 31617R704*	436,804	7,001,967
MFO FID INSTL INVS TR FREEDOM 2010 FD CUSIP: 31617R506*	439,975	6,432,440
MFO FID INSTL INVS TR FREEDOM 2020 FD CUSIP: 31617R605*	392,871	6,101,281
Total Value of Interest in Mutual Funds		278,114,125

Cash & Cash Equivalents
Interest-bearing cash		1,173,607
MFO FIDELITY FMM RET GOVT MM CUSIP: 316191709*	9,302,628	9,302,628
Total Value of Cash & Cash Equivalents		10,476,235

TOTAL INVESTMENTS		456,186,997

Signature

Bausch & Lomb 401(k) Account Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Bausch & Lomb Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bausch & Lomb 401(k) Account Plan

Date:  June 28, 2007

By:

 /s/     David Nachbar
David Nachbar

Exhibit Index

EX-23	Consent of Insero & Company CPAs, P.C. (filed herewith).
EX-24	Consent of PricewaterhouseCoopers LLP (filed herewith).